Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Announces Voting Results of its 2024 Annual Meeting of Shareholders

Toronto, Ontario – (August 13, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced voting results of its 2024 annual general and special meeting of shareholders held today, August 13, in Toronto.

A total of 13,467,376 common shares in the capital of the Company (“Common Shares”), or 23.6% of Electra’s issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of MNP LLP as external auditors.

On a vote by ballot, each of the four director nominees listed in the management circular were elected to serve until the next annual meeting of shareholders or until their replacement is named:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Trent Mell	4,933,319	83.89%	947,188	16.11%
John Pollesel	5,388,410	91.63%	492,097	8.37%
CL “Butch” Otter	5,334,346	90.71%	546,161	9.29%
Susan Uthayakumar	5,379,182	91.47%	501,326	8.53%

2022 Amended and Restated LTIP

At the Meeting, shareholders also approved the 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”). The 2022 Amended and Restated LTIP was last approved by shareholders on October 24, 2023 and the LTIP Resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of awards issuable under the 2022 Amended and Restated LTIP from 3,000,000 Options to 5,719,847 Options; from 350,000 PSUs to 400,000 PSUs; from 350,000 RSUs to 500,000 RSUs; and from 400,000 DSUs to 700,000 DSUs, such that the maximum number of Common Shares to be reserved for issuance under the 2022 Amended and Restated LTIP be revised from 4,100,000 Common Shares to 7,319,847 Common Shares.

ESP Plan

Shareholders also approved the Employee Share Purchase Plan for the Company (the “ESP Plan”). The ESP Plan was last approved by shareholders on October 24, 2023 and the ESP Plan Resolution does not amend the ESP Plan. A maximum of 1,000,000 Common Shares are reserved for issuance under the ESP Plan.

The 2022 Amended and Restated LTIP and ESP Plan were conditionally approved by the TSX Venture Exchange (the “TSXV”) on June 25, 2024 and remain subject to final acceptance of the TSXV.

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The Company’s full voting results at the meeting are available on SEDAR+ at www.sedarplus.com.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles

Vice President, Investor Relations & Corporate Development

Electra Battery Materials

info@ElectraBMC.com

1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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